UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549

     SCHEDULE 13D
     Under the Securities Exchange Act of 1934
     (Amendment No. 1)*


     HARDINGE INC.
     (Name of Issuer)

     Common Stock, Par Value $.01
     (Title of Class of Securities)

     412324 30 3
     (CUSIP Number)

     Richard L. Simons, Executive Vice President and
     Chief Financial Officer
     Hardinge Inc., One Hardinge Drive, P.O. Box 1507,
     Elmira, NY  14902-1507, Telephone: (607) 734-2281,
     with a copy to J. Philip Hunter, Esq., Sayles & Evans,
     One West Church Street, Elmira, NY 14901;
     Telephone: (607) 734-2271
     (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)

     January 30, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Page 1 of 5 Pages

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.   412324 30 3

 1.  Richard L. Simons            S.S.# ###-##-####

 2.  (b)  X

 3.

 4.  Not Applicable

 5.

 6.  U.S.A.

 7.  75,548

 8.  0

 9.  75,548

10.  0

11.  75,548

12.

13.  .853%

14.  IN




























     Page 2 of 5 Pages


     SCHEDULE 13D


Item 1.   Security and Issuer:

       Common Stock, Par Value $.01  ("Shares")
       Hardinge Inc.
       One Hardinge Drive
       P.O. Box 1507
       Elmira, New York  14902

Item 2.   Identity and Background:

     (a)  Name
          Richard L. Simons

     (b)  Business Address
          One Hardinge Drive
          P.O. Box 1507
          Elmira, NY  14902-1507

     (c)  Present principal occupation
          Executive Vice President and
          Chief Financial Officer

   (d, e) Legal proceedings
          None

        (f)    Citizenship
          U.S.A. - State of New York


Item 3.   Source and Amount of Funds or Other Consideration:

     Richard L. Simons has acquired shares of Hardinge Inc. common stock from time to time under various executive incentive stock plans of the Issuer, with personal funds. As of the date hereof, 72,888 shares are owned individually and 2,660 shares are held for Mr. Simons' account in the Issuer's Savings Plan.

















     Page 3 of 5 Pages


Item 4.   Purpose of Transaction:

     Since Richard L. Simons' appointment as a co-trustee of the Issuer's Pension Plan on May 1, 2001, Mr. Simons' beneficial ownership has exceeded 5%. Mr. Simons resigned as co-trustee under said Plan on January 30, 2004 and the Issuer's 383,886 shares formerly held by him as co-trustee were transferred to the Issuer's Pension Plan trustee, Chemung Canal Trust Company. Mr. Simons' ownership is for investment purposes only and he has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer:

     (a)  Aggregate Number and Percentage Owned
75,548, .853% based on 8,857,849 shares outstanding on December 31, 2003 as reported by the Issuer.

     (b)  Number of Shares as to which such person has:
            (i)  sole power to vote or to direct the
                     vote     75,548
           (ii)  shared power to vote or to direct
                     the vote 0
          (iii)  sole power to dispose or to
                      direct the disposition of   75,548
           (iv)  shared power to dispose or to
                      direct the disposition of   0

     (c)  Transactions during past sixty days:

     Since Richard L. Simons' appointment as a co-trustee of the Issuer's Pension Plan on May 1, 2001, Mr. Simons' beneficial ownership has exceeded 5%. Mr. Simons resigned as co-trustee under said Plan on January 30, 2004 and the Issuer's 383,886 shares formerly held by him as co-trustee were transferred to the Issuer's Pension Plan trustee, Chemung Canal Trust Company.

     (d)  Rights of any other persons to owned Shares:

     Mr. Simons is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Simons, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's most recent proxy statement and in one Schedule 13D filed since the filing date of said proxy statement.








     Page 4 of 5 Pages




     (e)  Date upon which Ceased to be 5% Beneficial Owner:
          January 30, 2004


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       None


Item 7.   Material to Be Filed as Exhibit:

             None


     SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                             February 6, 2004


Signature:
___________________________________

Name:                              Richard L. Simons



















     Page 5 of 5 Pages